Schedule 13D	Page 1 of 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

PeopleSoft, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

712713106

(CUSIP Number)

Richard G. Snow, Jr.

Vice President, General Counsel and Secretary

J.D. Edwards & Company

One Technology Way

Denver, CO 80237

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to

Herbert P. Fockler

Steve L. Camahort

Jose F. Macias

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

June 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 11

CUSIP No.    281667105

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person (entities only) J.D. Edwards & Company 84-0728700

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 36,792,661(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,792,666(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 11.4%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)	36,792,666 shares of PeopleSoft Common Stock are subject to Voting Agreements between J.D. Edwards and certain executive officers and directors of PeopleSoft, as described in Items 3 and 4 below. All of such shares are either outstanding on the date hereof or are issuable upon the exercise of outstanding options which are exercisable within 60 days of June 1, 2003. J.D. Edwards expressly disclaims beneficial ownership of any of the shares of PeopleSoft Common Stock subject to the Voting Agreements.

Schedule 13D	Page 3 of 11

(2)	Based upon 323,329,598 shares of PeopleSoft Common Stock, constituting 316,605,941 shares of PeopleSoft Common Stock outstanding as of May 27, 2003 (as represented by PeopleSoft in the Merger Agreement described in Items 3 and 4 below), and including the issuance of 6,723,657 shares of PeopleSoft Common Stock upon the exercise of outstanding options which are exercisable within 60 days of June 1, 2003.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share, of PeopleSoft, Inc., a Delaware corporation (“PeopleSoft” or “Issuer”). The principal executive offices of PeopleSoft are located at 4460 Hacienda Drive, Pleasanton, California 94588-8618.

Item 2. Identity and Background

The name of the corporation filing this Statement is J.D. Edwards & Company, a Delaware corporation (“J.D. Edwards”). J.D. Edwards develops and markets collaborative enterprise software and provides consulting, education and consulting services. The address of J.D. Edwards’ principal business is One Technology Way, Denver, CO 80237.

Set forth on Schedule A hereto is (i) the name of each of the executive officers and directors of J.D. Edwards, (ii) the residence or business address of each of the directors of J.D. Edwards, (iii) present principal occupation or employment, if any, of each of the executive officers and directors of J.D. Edwards, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. The address of the executive offices of J.D. Edwards is the same as the address of J.D. Edwards’ principal business.

Neither J.D. Edwards nor, to the knowledge of J.D. Edwards, any person named on Schedule A hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of J.D. Edwards, except as set forth on Schedule A hereto, each of the individuals set forth on Schedule A hereto is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to an Agreement and Plan of Merger, dated as of June 1, 2003, a copy of which is attached hereto as Exhibit 1 (the “Merger Agreement”), by and among J.D. Edwards, Jersey Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of PeopleSoft (“Merger Sub”), and PeopleSoft, and subject to the conditions set forth therein (including adoption and approval of the Merger Agreement and the merger by the stockholders of J.D. Edwards, approval of the issuance of shares of PeopleSoft Common Stock by the stockholders of PeopleSoft and receipt of applicable regulatory approvals), Merger Sub will merge with and into J.D. Edwards and J.D. Edwards will become a wholly-owned subsidiary of PeopleSoft (such events constituting the “Merger”). At the effective time of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into J.D. Edwards, with J.D. Edwards remaining as the surviving corporation (sometimes referred to herein as the “Surviving Corporation”).

As an inducement to J.D. Edwards to enter into the Merger Agreement and in consideration thereof, certain officers and directors of PeopleSoft (collectively, the “Stockholders”) entered into individual Voting Agreements with J.D. Edwards, a copy of the form of which is attached hereto as Exhibit 2 (each, a “Voting Agreement” and, collectively, the “Voting Agreements”), whereby each Stockholder agreed, severally and not jointly, to vote all of the shares of PeopleSoft Common Stock beneficially owned by such Stockholder in favor of adoption and approval of the Merger

Schedule 13D	Page 4 of 11

Agreement and approval of the Merger and certain related matters. J.D. Edwards did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4: Purpose of Transaction

(a)-(b)	As described in Item 3 above, this Statement relates to the acquisition of J.D. Edwards by PeopleSoft pursuant to a statutory merger of Merger Sub, a wholly-owned subsidiary of PeopleSoft, with and into J.D. Edwards, pursuant to which, at the effective time of the Merger, the separate existence of Merger Sub will cease and J.D. Edwards will continue as the Surviving Corporation and as a wholly-owned subsidiary of PeopleSoft. By virtue of the Merger, each holder of outstanding shares of J.D. Edwards Common Stock will receive, in exchange for each share of J.D. Edwards Common Stock held by such holder, 0.860 shares of common stock, par value $0.01 per share, of PeopleSoft (“PeopleSoft Common Stock”). In connection with the Merger, PeopleSoft will also assume each outstanding option to purchase J.D. Edwards Common Stock under J.D. Edwards’ existing stock option or employee stock purchase plans, and thereafter, each such option will represent the right to acquire a number of shares of PeopleSoft Common Stock, as adjusted based on the exchange ratio, with the exercise price adjusted accordingly.

Pursuant to the Voting Agreements, each of the Stockholders has irrevocably appointed certain directors of J.D. Edwards as such Stockholder’s lawful attorneys and proxies with respect to certain prescribed matters related to the Merger. The foregoing proxies give the directors of J.D. Edwards the limited right to vote or deliver a consent with respect to each of the shares of PeopleSoft Common Stock beneficially owned by the Stockholders, at every meeting of the stockholders of PeopleSoft and in every written consent in lieu of such a meeting: (i) in favor of approval of the Merger Agreement and the transactions contemplated thereby; (ii) against any proposal that is intended, or is reasonably likely to result in the conditions of the Company’s obligations under the Merger Agreement not being fulfilled; and (iii) against the election of a group of individuals to replace a majority or more of the individuals presently on the Board of Directors of Parent; provided that if one or more individuals presently on the Board of Directors withdraws his or her nomination for reelection at any meeting of stockholders for the election of directors, Stockholder may vote for a replacement director nominated by Parent’s Board of Directors for such individual(s). The Stockholders may vote their shares of PeopleSoft Common Stock on all other matters submitted to the stockholders of PeopleSoft for their approval. The Voting Agreements terminate upon the earlier to occur of (a) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, and (b) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

The purpose of the Voting Agreements is to enable J.D. Edwards and PeopleSoft to consummate the transactions contemplated under the Merger Agreement.

(c)	Not applicable.

(d)	Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger will become the directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, officers of Merger Sub immediately prior to the effective time of the Merger will become the initial officers of the Surviving Corporation, until their respective successors are duly appointed. PeopleSoft will appoint each of the directors and officers of Merger Sub.

Schedule 13D	Page 5 of 11

(e)	Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

(f)	Not applicable.

(g)	Upon consummation of the Merger, the Certificate of Incorporation of J.D. Edwards will be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the effective time of the Merger (except that the name of the Surviving Corporation will be “J.D. Edwards & Company”), and such Certificate of Incorporation of J.D. Edwards, as so amended and restated, will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, will be, at the effective time of the Merger, the Bylaws of the Surviving Corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware, the Certificate of Incorporation of J.D. Edwards and such Bylaws.

(h)-(i)	Upon consummation of the Merger, the J.D. Edwards Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq National Market.

(j)	Other than described above, J.D. Edwards currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, inclusive.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 1 and 2 respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

(a)-(b)	As a result of the Voting Agreements, J.D. Edwards may be deemed to be the beneficial owner of at least 36,792,666 shares of PeopleSoft Common Stock as of June 1, 2003. Such PeopleSoft Common Stock constitutes approximately 11.4% of the issued and outstanding shares of PeopleSoft Common Stock, based on the 316,605,941 shares of PeopleSoft Common Stock outstanding as of May 27, 2003 (as represented by PeopleSoft in the Merger Agreement described in Items 3 and 4 above) and assuming the issuance of 6,723,657 shares of PeopleSoft Common Stock upon the exercise of outstanding options which are exercisable within 60 days of June 1, 2003. J.D. Edwards also may be deemed to have shared voting power with respect to the foregoing shares of PeopleSoft Common Stock with respect to those matters described above. However, J.D. Edwards: (a) is not entitled to any rights as a stockholder of PeopleSoft with respect to the foregoing shares of PeopleSoft Common Stock, and (b) disclaims any beneficial ownership of the shares of PeopleSoft Common Stock which are covered by the Voting Agreements. To the knowledge of J.D. Edwards, no person listed on Schedule A hereto has an equity or other ownership interest in PeopleSoft, except for Robert C. Newman, who as of the date hereof beneficially owns 200 shares of PeopleSoft Common Stock. Set forth on Schedule B hereto are the names of those stockholders of PeopleSoft that have entered into Voting Agreements with J.D. Edwards, and to the knowledge of J.D. Edwards, each of their respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted.

(c)	To the knowledge of J.D. Edwards, no transactions in the class of securities reported on this Statement have been effected during the past 60 days by the persons named in response to Item 5(a) and Item 2.

(d)	To the knowledge of J.D. Edwards, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Statement.

Schedule 13D	Page 6 of 11

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements, to the knowledge of J.D. Edwards, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of Schedule 13D and between such persons and any person with respect to any securities of PeopleSoft, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

1.	Agreement and Plan of Merger, dated as of June 1, 2003, by and among PeopleSoft, Inc., a Delaware corporation (“PeopleSoft”), Jersey Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of PeopleSoft, and J.D. Edwards & Company, a Delaware corporation (“J.D. Edwards”) (incorporated by reference to Exhibit 2.1 to J.D. Edwards’ Form 8-K filed on June 3, 2003).

2.	Form of Voting Agreement, dated as of June 1, 2003, by and between J.D. Edwards and certain stockholders of PeopleSoft set forth on Schedule B hereto.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2003

Date

/s/  RICHARD G. SNOW, JR.

Signature

Richard G. Snow, Jr.

Name/Title

Schedule 13D	Page 7 of 11

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

J.D. EDWARDS & COMPANY

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of J.D. Edwards. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o J.D. Edwards & Company, One Technology Way, Denver, CO 80237.

Name of Executive Officer	Title and Present Principal Occupation

Robert Dutkowsky	Chairman of the Board, President, and Chief Executive Officer

Richard Allen	Executive Vice President, Finance and Administration, and Chief Financial Officer

Leslie Wyatt	Senior Vice President and Chief Marketing Officer

Harry Debes	Senior Vice President, Americas Sales and Consulting Services

Richard Mathews (citizen of New Zealand)	Senior Vice President, International Sales

David Siebert	Group Vice President, WorldSoftware and Channel Operations

Michael Madden	Group Vice President, Software Engineering and Chief Technology Officer

Pamela Saxton	Vice President of Finance, Corporate Controller, and Chief Accounting Officer

Richard Snow, Jr.	Vice President, General Counsel, and Secretary

Name of Director	Title and Present Principal Occupation

Robert Dutkowsky	Chairman of the Board, President, and Chief Executive Officer

Richard Allen	Executive Vice President, Finance and Administration, and Chief Financial Officer

Kathleen J. Cunningham	Director Retired

Gerald Harrison	Director Private researcher and author

Delwin D. Hock	Director Business consultant and private investor 435 Monroe Street Denver, CO 80206

Michael J. Maples	Director Retired 2208 Windsor Road Austin, TX 78703

Schedule 13D	Page 8 of 11

Trygve E. Myhren	Director President, Myhren Media, Inc. 280 Detroit Street, Suite 200 Denver, CO 80206

Robert C. Newman	Director Professor (University of Denver) and private investor

Schedule 13D	Page 9 of 11

SCHEDULE B

STOCKHOLDERS PARTY TO A VOTING AGREEMENT

WITH J.D. EDWARDS & COMPANY

The following table sets forth the name and present principal occupation or employment of each Stockholder of PeopleSoft that has entered into a Voting Agreement with J.D. Edwards in connection with the Merger Agreement, and the aggregate number of shares of PeopleSoft Common Stock beneficially owned by each such Stockholder as of June 1, 2003. Except as otherwise indicated below, the business address of each Stockholder set forth on this Schedule B is: c/o PeopleSoft, Inc., 4460 Hacienda Drive, Pleasanton, California 94588.

Stockholder Party to Voting Agreement	Shares Beneficially Owned
Officers of PeopleSoft
Nanci Caldwell Executive Vice President, Chief Marketing Officer	375,427	(1)

Craig A. Conway President and Chief Executive Officer, Member of the Board of Directors	4,046,627	(2)

Guy E. Dubois Executive Vice President, International	671,931	(3)

Michael Gregoire Executive Vice President, PeopleSoft Global Services	332,987	(4)

Ram Gupta Executive Vice President, Products and Technology	482,096	(5)

Anne S. Jordan Senior Vice President, General Counsel and Secretary	354,276	(6)

Kevin T. Parker Executive Vice President, Finance and Administration, Chief Financial Officer	648,252	(7)

W. Phillip Wilmington Executive Vice President, Americas	630,019	(8)

Directors of PeopleSoft (Who Are Not Also Officers)
A. George Battle Chief Executive Officer and Director Ask Jeeves, Inc. (Internet search engine company) 5858 Horton Street, Suite 350 Emeryville, CA 94608	118,316	(9)

Aneel Bhusri General Partner Greylock Management Corporation (venture capital firm) 755 Page Mill Road, Suite A100 Palo Alto, CA 94304	26,125

David A. Duffield Chairman of the Board of Directors of PeopleSoft	28,932,610

Schedule 13D	Page 10 of 11

Frank J. Fanzilli, Jr. Retired	15,000(10)

Steven D. Goldby Chairman and Chief Executive Officer Symyx Technologies, Inc. (company applying combinatorial methods to materials science) 3100 Central Expressway Santa Clara, CA 95051	68,750(11)

Cyril J. Yansouni Chairman of the Board Read-Rite Corporation (supplier of magnetic recording heads for data storage drives) 44100 Osgood Road Fremont, CA 94539	90,250(12)

(1)	Includes 80,117 outstanding shares of PeopleSoft Common Stock, and 295,310 shares of PeopleSoft Common Stock issuable upon the exercise of options to purchase PeopleSoft Common Stock which are exercisable within 60 days of June 1, 2003.

(2)	Includes 579,442 outstanding shares of PeopleSoft Common Stock, and 3,467,185 shares of PeopleSoft Common Stock issuable upon the exercise of options to purchase PeopleSoft Common Stock which are exercisable within 60 days of June 1, 2003.

(3)	Includes 75,375 outstanding shares of PeopleSoft Common Stock, and 596,556 shares of PeopleSoft Common Stock issuable upon the exercise of options to purchase PeopleSoft Common Stock which are exercisable within 60 days of June 1, 2003.

(4)	Includes 67,863 outstanding shares of PeopleSoft Common Stock, and 265,124 shares of PeopleSoft Common Stock issuable upon the exercise of options to purchase PeopleSoft Common Stock which are exercisable within 60 days of June 1, 2003.

(5)	Includes 75,375 outstanding shares of PeopleSoft Common Stock, and 406,721 shares of PeopleSoft Common Stock issuable upon the exercise of options to purchase PeopleSoft Common Stock which are exercisable within 60 days of June 1, 2003.

(6)	Includes 13,965 outstanding shares of PeopleSoft Common Stock, and 340,311 shares of PeopleSoft Common Stock issuable upon the exercise of options to purchase PeopleSoft Common Stock which are exercisable within 60 days of June 1, 2003.

(7)	Includes 122,472 outstanding shares of PeopleSoft Common Stock, and 525,780 shares of PeopleSoft Common Stock issuable upon the exercise of options to purchase PeopleSoft Common Stock which are exercisable within 60 days of June 1, 2003.

(8)	Includes 92,599 outstanding shares of PeopleSoft Common Stock, and 537,420 shares of PeopleSoft Common Stock issuable upon the exercise of options to purchase PeopleSoft Common Stock which are exercisable within 60 days of June 1, 2003.

(9)	Includes 3,066 outstanding shares of PeopleSoft Common Stock, and 115,250 shares of PeopleSoft Common Stock issuable upon the exercise of options to purchase PeopleSoft Common Stock which are exercisable within 60 days of June 1, 2003.

(10)	Includes no outstanding shares of PeopleSoft Common Stock, and 15,000 shares of PeopleSoft Common Stock issuable upon the exercise of options to purchase PeopleSoft Common Stock which are exercisable within 60 days of June 1, 2003.

(11)	Includes no outstanding shares of PeopleSoft Common Stock, and 68,750 shares of PeopleSoft Common Stock issuable upon the exercise of options to purchase PeopleSoft Common Stock which are exercisable within 60 days of June 1, 2003.

Schedule 13D	Page 1g1 of 11

(12)	Includes no outstanding shares of PeopleSoft Common Stock, and 90,250 shares of PeopleSoft Common Stock issuable upon the exercise of options to purchase PeopleSoft Common Stock which are exercisable within 60 days of June 1, 2003.